UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 4, 2014, announcing that its 2014 Annual General Meeting will be held on September 19, 2014 at 11:45 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. Exhibit 2 is a copy of the associated notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 15, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Notice of Annual General Meeting 2014

Press release from Ship Finance International Limited, August 4, 2014

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company") announces that its 2014 Annual General Meeting will be held on September 19, 2014. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website.

August 4, 2014

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and adjusted for the sale of assets, the Company will have a fleet of 70 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 14 drybulk carriers (including one acquisition), 24 container vessels (including four newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs, two ultra-deepwater semi-submersible drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

EXHIBIT 2

SHIP FINANCE INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2014

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of Ship Finance International Limited (the ) will be held on September 19, 2014 at 11:45 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2013.

To consider the following Company proposals:

1)To re-elect Hans Petter Aas as a Director of the Company.

2)To re-elect Paul Leand, Jr., as a Director of the Company.

3)To re-elect Kate Blankenship as a Director of the Company.

4)To re-elect Cecilie Fredriksen as a Director of the Company.

5)To re-elect Harald Thorstein as a Director of the Company.

6)
To approve, with effect from 12:00 p.m. (Bermuda time) on September 30, 2014, or such other time as may be determined by the Board of Directors of the Company (the Effective Date) a capital reorganisation (the Reorganisation) as follows :

(a) that the issued and paid-up share capital of the Company as of the Effective Date be reduced by cancelling the paid-up capital of the Company to the extent of US$0.99 on each of the issued shares of par value US$1.00 in the share capital of the Company as at the Effective Date so that each issued share of US$1.00 shall from the Effective Date have a par value of US$0.01 and be treated in all respects as one (1) fully paid-up share of par value US$0.01 (the Capital Reduction);

(b) that subject to and forthwith upon the Capital Reduction taking effect, the amount of credit arising therefrom be credited to the contributed surplus account of the Company and that the Directors of the Company be authorized to apply any credit balance in the contributed surplus account of the Company in accordance with the Bye-laws of the Company and all applicable laws;

(c) that subject to and forthwith upon the Capital Reduction taking effect, all the authorised but unissued shares of US$1.00 each in the Company as of the Effective Date be cancelled and the authorized share capital of the Company of US$125,000,000.00 be diminished by the amount representing the amount of shares so cancelled and forthwith upon such cancellation, the authorized share capital of the Company be restored to US$125,000,000.00 by creating the requisite number of shares of par value US$0.01 each; and

(d) that subject to and forthwith upon the Capital Reduction taking effect, the register of shareholders (and each branch register and sub-register) shall be amended such that the shares in issue on the Effective Date shall be recorded as having a par value of US$0.01 each.

7)To re-appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.

8)	To approve the remuneration of the Company Board of Directors of a total amount of fees not to exceed US$550,000.00 for the year ended December 31, 2014.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: July 28, 2014

Notes:

1.
The Board of Directors has fixed the close of business on July 18, 2014, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5.
Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.shipfinance.org

The following information is applicable to holders of shares registered in the United States only:

We are also pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this new e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SHIP FINANCE INTERNATIONAL LIMITED TO BE HELD ON SEPTEMBER 19, 2014.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2013 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.shipfinance.org. Shareholders can request a hard copy free of charge upon request by writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, or send an e-mail to: ir@shipfinance.no. The audited consolidated financial statements of the Company for the year ended December 31, 2013 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 and 5 - ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mr. Leand, Mrs. Blankenship and Mr. Aas, who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current Position with the Company
Hans Petter Aas	68	2008	Director, Chairman of the Board and member of the Audit Committee
Paul Leand Jr.	48	2003	Director
Kate Blankenship	49	2003	Director and Chairperson of the Audit Committee
Cecilie A. Fredriksen	30	2008	Director
Harald Thorstein	35	2011	Director

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009. He has served on the Audit Committee since 2010. Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas is also a director of Golar LNG Limited (“Golar”), Golar LNG Partners LP (“GMLP”), Knightsbridge Tankers Limited (“KTL”), Knutsen Offshore Tankers ASA, Knutsen NYK Offshore Partners LLC, JO Tankers, Gearbulk Holding Limited and Solvang ASA.

Paul Leand Jr. has served as a director of the Company since 2003. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand is also a director of GMLP, Seadrill Limited (‘Seadrill”) and North Atlantic Drilling Ltd (“NADL”).

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company’s Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Frontline Ltd. (“Frontline”) since August 2003, Golar since 2003, GMLP since September 2007, Independent Tankers Corporation Limited since February 2008, Golden Ocean Group Limited since October 2004, Seadrill since May 2005, Seadrill Partners LLC since 2012, Archer Limited (“Archer”) since August 2007, NADL since February 2011 and Frontline 2012 Ltd., since December 2011. Mrs. Blankenship has also served as a director of Avance Gas Holding Ltd., since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Cecilie Astrup Fredriksen has served as a director of the Company since November 2008. Ms. Fredriksen is the daughter of Mr John Fredriksen and is currently employed by Frontline Corporate Services in London and serves as a director on several boards including Archer and NADL. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006.

Harald Thorstein has served as a director of the Company since September 2011. He is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has also served as a director of Seadrill Partners LLC since 2012 and is a director of Deep Sea Supply Plc., NADL and Northern Offshore Limited.

PROPOSAL 6 - PROPOSED CAPITAL REORGANISATION

At the Meeting, the Board will ask the shareholders to approve a capital reorganisation (the “Capital Reorganisation”) of the Company information on which is as set out below.

The Company’s authorised share capital is US$125,000,000.00 represented by 125,000,000 shares of par value US$1.00. At July 18, 2014 the Company’s issued share capital was 93,291,381 shares of US$1.00 each. In order to provide the Company with the ability to issue additional shares, the Board of Directors proposes that the shareholders approve the reorganisation of the Company’s authorised share capital of US$125,000,000.00 represented by 125,000,000 shares of par value US$1.00 each into 12,500,000,000 shares of par value US$0.01(the “Reorganisation”). In connection with the proposed Reorganisation and consequent change to the par value of the Company’s authorised shares it will also be necessary to change the par value of the issued shares. It is therefore proposed that the issued and paid-up capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$0.99 on each of the issued shares of par value US$1.00 (the “Capital Reduction”).

Subject to and forthwith upon the Capital Reduction taking effect, the Reorganisation will be effected through the cancellation of all the authorised but unissued shares of US$1.00 each in the Company and the authorised share capital of the Company be diminished by the amount representing the amount of shares so cancelled and forthwith upon such cancellation, the authorised share capital of the Company be restored to US$125,500,000.00 by creating the requisite number of shares of par value US$0.01 each. The total authorised share capital of the Company will not be changed as a result of the Capital Reduction and Reorganisation.

Subject to shareholder approval, the Board of Directors has set the date for the effectiveness of the Capital Reduction and Reorganisation as September 30, 2014. If the Capital Reduction is approved, the par value of each share in issue on the effective date will be reduced to US$0.01 and the Company’s share registers will be amended to reflect this change.

Upon the proposed Capital Reduction becoming effective, there will be no change in the number of issued and paid-up shares held by, or the percentage level of shareholding of each shareholder of the Company. The shares of par value US$0.01 each will rank pari passu in all respects with each other. Other than the expenses incurred in relation to the proposed Capital Reduction, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company.

The Company’s shares are fully paid and consequently the proposed Capital Reduction will not involve the diminution of any liability in respect of unpaid share capital. It will also not result in a return of any share capital or other assets to Shareholders. The amount of credit arising from the proposed Capital Reduction will be transferred to the contributed surplus account of the Company.

Bye-law 115 of the Bye-laws provides amongst other things that the Company may make a distribution out of any contributed surplus (as ascertained in accordance with the Bermuda Companies Act). As such, subject to the Bye-laws and all applicable laws, the proposed Capital Reduction will increase the credit balance in the contributed surplus of the Company and will provide the Company with greater flexibility in relation to future distribution, if any, out of contributed surplus (whether or not the Company will make a distribution out of contributed surplus and the timing and amount of distribution to be paid will depend on the Company’s earnings, financial position including cash flow position and future capital requirements, future plans and other relevant factors). As at the date of the notice, there are currently no plans to make any distribution out of the increased contributed surplus arising from the proposed Capital Reduction.

PROPOSAL 7 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2013 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 8 - TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$550,000 for the year ended December 31, 2014.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

July 28, 2014
Hamilton, Bermuda